[Kirkland & Ellis LLP Letterhead]
December 7, 2005
Via EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

Attention:	Mr. Daniel F. Duchovny
Ms. Pamela Carmody

Re:	New Valley Corporation
Schedule 14D-9 filed November 2, 2005
Schedule 14D-9/A filed November 23, 2005
Dear Mr. Duchovny and Ms. Carmody:
     We have received the comment letter of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated November 30, 2005 regarding the filings noted above.
     Set forth below are the Staff’s comments, indicated in bold, together with responses thereto by the Special Committee of the Board of Directors (the “Special Committee”) of New Valley Corporation (the “Company”) on behalf of the Company.
Schedule 14D-9
Item 4. The Solicitation or Recommendation
Opinion of the Special Committee’s Financial Advisor, page 20
1.	Please provide us with a copy of Blackstone’s report to the special committee supplementally.
In response to the Staff’s request, a copy of Blackstone’s report to the special committee will be sent to the Commission directly by Blackstone’s outside legal counsel under separate cover together with a request for confidential treatment.
Exchange Ratio Analysis, page 23
2.	Please describe the transactions and data from each transaction underlying the analysis described in the third and fourth bullet points in this section.
The bullet points on page 23 refer to the analyses described later in the Schedule 14D-9/A. Please note that the transactions are listed on page 26. In response to the Staff’s request, in each bullet point we will properly refer the reader to the list of transactions. In response to the Staff’s request in comment 10, we will provide the requested data for each transaction.

3.	Please expand the fifth bullet point to explain the analysis conducted. For example, what data was used for the analysis? What were the measuring dates or periods used?
In response to the Staff’s request, we will revise the disclosure to indicate that the implied valuation ranges calculated by Blackstone that are the subject of this bullet represent the minimum and maximum exchange ratios that would be fair based on the reference equity range per share of the New Valley Common Stock of $9.75 to $11.50, which is implied by the results of the various analyses conducted by Blackstone on the New Valley Common Stock as described in the Schedule 14D-9/A, and the reference equity range per share of the Vector Common Stock of $17.50 to $20.50, which is implied by the results of the various analyses conducted by Blackstone on the Vector Common Stock as described in the Schedule 14D-9/A.
Historical Share Price Analysis, page 24
4.	Please revise this disclosure to explain how the results obtained support the financial advisor’s fairness opinion.
In response to the Staff’s request, we will revise the disclosure to indicate that Blackstone compared the low and high intra-day prices for the 12-month period ending on September 27, 2005 for the New Valley Common Stock of $4.81 and $7.63 to the $10.78 price per share of New Valley Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
Additionally, in response to the Staff’s request, we will revise the disclosure to indicate that Blackstone compared the low and high intra-day prices for the period between the date the first offer was announced, September 27, 2005, and the date the second offer was announced, November 16, 2005, for the New Valley Common Stock of $8.40 and $9.45 to the $10.78 price per share of New Valley Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
Finally, in response to the Staff’s request, we will revise the disclosure to indicate that Blackstone compared the low and high intra-day prices for the 52-week period ending on November 15, 2005 for the Vector Common Stock of $14.29 and $20.82 to the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005.
Balance Sheet Asset/Liability Analysis, page 24
5.	Revise this section to disclose the date used for this analysis, the basis for the value of the assets and liabilities used, the basis for selecting the listed assets and liabilities, and the assumptions made by New Valley’s management and used by Blackstone in the analysis. Also, show the values of each line-item in the table.
In response to the Staff’s request, we will revise the disclosure to reflect the value of each line-item, the source for each value and the date of each valuation. We will also indicate that the listed assets and liabilities generally correspond to those reflected in the balance sheet found in New Valley’s quarterly report on Form 10-Q for the three months ended September 30, 2005, with certain exceptions that will be set forth in the disclosure. Finally, we will specify any assumptions made by New Valley’s management and used by Blackstone.
Discounted Cash Flow Analysis, page 25
6.	Please explain technical terms such as “unlevered free cash” and “Barra betas.”

In response to the Staff’s request, we will revise the disclosure to define “unlevered free cash flow” as EBITDA less capital expenditures and increases in net working capital and “Barra beta” as statistical coefficients released by Barra, Inc., a market leader in financial risk management solutions, that reflect Barra’s predictions of future market risk of a company’s stock relative to the stock market as a whole based upon company fundamentals.

7.	Please disclose the assumptions provided by New Valley’s management and used by Blackstone in the analysis. Also, explain why Blackstone used the EBITDA multiples of 3.5x and 6.5x in conducting the analysis.

In response to the Staff’s request, we will revise the disclosure to eliminate any statement that there were any assumptions by New Valley’s management used by Blackstone in the discounted cash flow analysis of New Valley other than financial projections provided by New Valley’s management and the assumption of a 47.0% tax rate for the discounted cash flow analysis for Douglas Elliman per New Valley’s management’s instructions. We will also revise the disclosure to indicate that the exit multiples of terminal EBITDA of 3.5x through 6.5x used by Blackstone in conducting the analysis were based on precedent transactions (which we will identify), per Murray Consulting, a third party consultant specializing in the real estate brokerage industry.

8.	We note that Blackstone conducted discounted cash flow analyses of Douglas Elliman, LLC and Koa Investors. Clarify the first sentence of the last paragraph of page 25 what other operating assets were used in this analysis. Were Elliman and Koa Investors not considered operating assets?

In response to the Staff’s request, we will revise the first sentence of the last paragraph of page 25 to reflect that the only operating assets of New Valley are Elliman and Koa, which is indicated in the last sentence of the first paragraph under the heading “Discounted Cash Flow Analysis” on page 25.

9.	We note the implied premium/discount to the revised offer value that resulted from this analysis. Please explain how those results support Blackstone’s fairness opinion.

In response to the Staff’s request, we will revise the disclosure to indicate the following: the discounted cash flow analysis indicated an implied per share equity range for New Valley of $9.67 to $11.41, which Blackstone then compared to the $10.78 price per share of New Valley Common Stock, which was implied by the exchange ratio of 0.540 and the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. This implied per share equity range represented a range of premium or discount to the $10.78 price per share from a discount of (10.3%) to a premium of 6.5%. The $10.78 price per share is above the midpoint of this range of premium or discount.
Comparable Premiums Paid, page 26
10.	Explain the basis used in selecting the transactions listed in this section. Also, provide the data for each transaction that resulted in the results disclosed in this section and in the section entitled “Comparable Increase Over Original Offer.”
In response to the Staff’s request, we will revise the table on page 26 to include the requested data for each transaction. We will also revise the disclosure to indicate that the transactions listed were selected because each is a U.S. public minority squeeze-out transaction, like the proposed New Valley-Vector transaction, and each is of a comparable size to the proposed New Valley-Vector transaction. Finally, we will indicate that the transactions listed, according to Securities Data Corporation, an industry standard, represent all of the U.S. public minority squeeze-out transactions with transaction values of $100 million to $500 million announced since March 23, 2001.
Public Comparables Analysis for Vector, page 27
11.	With respect to this analysis and the discounted cash flow analysis for Vector, explain how the results obtained support Blackstone’s fairness opinion. Also, disclose the assumptions provided by Vector management to Blackstone in connection with the discounted cash flow analysis.
In response to the Staff’s request, we will revise the disclosure to reflect that Blackstone compared the implied per share equity value range resulting from each analysis to the closing price of $19.97 per share of the Vector Common Stock on November 15, 2005. We will also revise the disclosure to eliminate any statement that there were any assumptions by Vector’s management used by Blackstone in the discounted cash flow analysis of Vector, other than the financial projections provided by Vector’s management and Blackstone assuming, per the instructions of Vector’s management as disclosed on pages 27 and 28, (a) $2 million of pre-tax transaction synergies, (b) a present value cost of $40.1 million related to tax obligations from 1998 and 1999 brand transaction with Philip Morris (net of offsets related to New Valley net operating losses), and (c) a value of $9.98 per share of New Valley Common Stock for Vector’s 12.8 million shares of New Valley Common Stock.
*          *          *

     We hope that the foregoing has been responsive to the Staff’s comments. Should you have any questions relating to any of the foregoing, please feel free to contact me at 212-446-4790 or my partner, Stephen Fraidin, at 212-446-4840.
Sincerely,
/s/ Thomas W. Christopher
Thomas W. Christopher

cc:	Arnold I. Burns, Esq.
Chairman, Special Committee of the Board of Directors
New Valley Corporation

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